June 8, 2022 VIA EDGAR Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	HUTCHMED (China) Ltd. Form 20-F for the Year Ended December 31, 2021 Filed March 3, 2022 Form 6-K Filed March 3, 2022 Correspondence from the SEC on May 26, 2022 File No. 001-37710
Attn:	Division of Corporation Finance Office of Life Sciences

Dear Tracy Houser, Terence O’Brien, Gary Guttenberg and Christopher Edwards:

This letter sets forth the responses of HUTCHMED (China) Ltd. (“HUTCHMED” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 26, 2022. We have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for Fiscal Year Ended December 31, 2021 (“2021 Annual Report”)

Introduction, page 3

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and where subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the below disclosure on page 3 of the 2021 Annual Report in its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”) as follows:

Unless the context requires otherwise, references herein to the “company,” “HUTCHMED,” “we,” “us” and “our” refer to HUTCHMED (China) Limited (formerly Hutchison China MediTech Limited), a holding company incorporated in the Cayman Islands, and its consolidated subsidiaries and joint ventures, some of which, as noted below, are incorporated and operate in the PRC. “HUTCHMED Holdings” refers to HUTCHMED Holdings Limited, a subsidiary of the Company and a holding company incorporated in the Cayman Islands. “HUTCHMED Limited” refers to “HUTCHMED Limited”, a subsidiary of HUTCHMED Holdings which is incorporated in the PRC and through which we operate our Oncology/Immunology operations in China. Our other principal operating subsidiaries for our Oncology/Immunology operations are HUTCHMED International Corporation (incorporated in Delaware), HUTCHMED Holdings (HK) Limited (incorporated in Hong Kong) and HUTCHMED (Suzhou) Limited (incorporated and operates in the PRC). “Hutchison Sinopharm” refers to Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, our PRC-incorporated joint venture with Sinopharm through which we operate our principal consolidated joint venture. See Item 4. “Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure.

The Company intends to revise the “Conventions Used in this Annual Report” on page 3 of the 2021 Annual Report accordingly in the 2022 Annual Report.

2. Please revise the definitions of China and PRC to include Hong Kong and Macau.

Response

The Company respectfully advises the Staff that the definition of “China” and “PRC” intentionally excludes Hong Kong and Macau to ensure that the disclosure in the 2021 Annual Report is clear and accurate. It is important to note that, in the 2021 Annual Report, references to “China” and the “PRC” are to what is sometimes referred to as “mainland China” which has a legal system and laws, rules and regulations that are not generally applicable within the special administrative regions of Hong Kong and Macau and do not directly affect the Company’s activities in those locations. For example, the regulatory approval process for pharmaceutical drugs in China is distinct from that of Hong Kong and Macau, and the National Medical Products Administration of China (“NMPA”), which is the agency for regulating drugs and medical devices in China, cannot approve drugs for use in Hong Kong and Macau. That is why, for example, the Company’s drug fruquintinib was approved for marketing in China by the NMPA in September 2018 and separately approved for marketing in Macau by the Macau government in February 2022.

Similarly, the disclosure under Item 3. “Key Information—3.D. Risk Factors—Other Risks and Risks Relating to Doing Business in China” starting on page 37 of the 2021 Annual Report refers to those risks specific to mainland China (e.g., “Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection” and “Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us”), which are not relevant to Hong Kong and Macau. There are numerous other examples as well in the 2021 Annual Report such as the disclosure regarding China’s restrictions on currency exchange, China’s taxation system and other regulations in China, which are again not applicable to Hong Kong and Macau (see pages 43-46 and 161-163 of the 2021 Annual Report, for example).

The Company therefore believes that including Hong Kong and Macau within the definition of “China” and the “PRC” would be confusing and factually inaccurate when discussing the Company’s business and regulatory environment.

3. We note your disclosure that you face various legal and operational risks and uncertainties as a company with substantial operations in China. Please expand your disclosure to make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the risk factors in its 2021 Annual Report as per the changes set out in Annex A to this letter in its 2022 Annual Report.

4. Provide a clear description of how cash is transferred through your organization. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the following paragraphs to Item 3. “Key Information” on page 7 of the 2021 Annual Report in its 2022 Annual Report:

Cash Flows Through Our Organization

HUTCHMED (China) Limited is a Cayman Islands incorporated holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and PRC joint ventures, collectively referred to as the Onshore Entities below. HUTCHMED (China) Limited has an indirect equity ownership interest in all Onshore Entities through offshore Hong Kong-incorporated holding companies, and it has received funding through various capital markets transactions (e.g., offerings and private placements of equity securities). We also fund our operations through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations (substantially all of which have been generated in China), service and milestone and upfront payments from our collaboration partners to our PRC subsidiaries, and bank loans to our subsidiaries outside of China.

We utilize a portion of our funds outside of China to support the operations of our subsidiaries in China through capital contributions and/or shareholder loans, which are the only methods by which we can fund our subsidiaries under PRC laws and regulations. Such capital contributions and shareholder loans are subject to the satisfaction of applicable government registration and approval requirements in China and limitations on the amount of shareholder loans relative to the amount of total capital contributions. If such subsidiaries generate sufficient income, they may repay shareholder loans or distribute retained earnings through cash dividends as determined by their respective board of directors. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The amount of any repayment of shareholder loans or dividend payments can be distributed to our various offshore subsidiaries through our offshore Hong Kong-incorporated holding companies. For more information, see Item 3.D. “Risk Factors—Other Risks and Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” and Item 4.B. “Business Overview—Regulation—PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign invested Enterprises.” Our joint ventures in China do not require intra-group funding as they have been profitable. Service and milestone and upfront payments from our collaboration partners are received directly by our PRC subsidiaries and reinvested into their operations.

For the years ended December 31, 2021, 2020 and 2019, HUTCHMED provided funds to its PRC subsidiaries of US$230.0 million, US$188.0 million and US$90.0 million, respectively, of which US$100.0 million, US$40.0 million and US$50.0 million, respectively, were in the form of capital contributions and US$130.0 million, US$148.0 million and US$40.0 million, respectively, were in the form of shareholder loans. Additionally, during the year ended December 31, 2021, a shareholder loan of approximately US$2.0 million was repaid by a PRC subsidiary. There were no transfers of assets other than transfers of cash to/from PRC subsidiaries in 2021, 2020 and 2019.

For the years ended December 31, 2021, 2020 and 2019, the respective Hong Kong immediate holding companies of our onshore non-consolidated joint ventures (Shanghai Hutchison Pharmaceuticals and Hutchison Baiyunshan prior to its divestment in September 2021) received dividends totaling approximately US$49.9 million, US$86.7 million and US$28.1 million, respectively. These dividends were subject to a 5% withholding tax upon distribution from the onshore non-consolidated joint ventures to their respective Hong Kong immediate holding companies.

HUTCHMED also conducts operations outside of China through subsidiaries in the U.S. and E.U. Such subsidiaries have entered into service agreements with our PRC subsidiaries pursuant to which cash is transferred by our PRC subsidiaries to support their operations via the settlement of service invoices based on actual activities.

We have comprehensive cash management policies in place, including specific policies with respect to fund transfers through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and joint ventures. When funding is required by our operations in China, a thorough assessment is performed on the purpose of the funding (e.g., R&D investment, capital expenditures, etc.), the amount of funding and the form of injection (i.e., shareholder loans or capital contributions). Conversely, when a dividend distribution is to be made by an onshore joint venture, a similar assessment is performed on the cash flow forecast, sufficiency of funds and related factors. All necessary approvals are obtained at the HUTCHMED (China) Limited board of directors, chairman and chief executive officer levels prior to any transfer. All such transfers and distributions are reviewed and approved by the relevant authorities where necessary, including the State Administration of Foreign Exchange, or SAFE, and the State Administration for Market Regulations, or SAMR. Our cash management policies and procedures also govern the management of any funds that are not yet required by our operations. Such funds are retained by our subsidiaries outside of China mainly in the form of short-term investments, such as time deposits with major banks in Hong Kong.

We have never declared or paid dividends on our ordinary shares. There have been no transfers, dividends or distributions made to U.S. investors to date. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not have any present plan to pay any dividends. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions. See Item 8. “Financial Information—A.8 Dividend Policy” and Item 3.D. “Risk Factors—Risk Relating to Our ADSs—We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.”

In response to the Staff’s Comments, the Company notes that it discloses restrictions on foreign exchange and its ability to transfer cash on page 161 of the 2021 Annual Report under Item 4.B “Business Overview” in “PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—PRC Foreign Currency Exchange” and on page 215 under Item 10.D “Exchange Controls.” Additionally, please refer to page 44 for the risk factor “Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.”

In response to the Staff’s Comments, the Company notes that it discloses restrictions on its ability to distribute earnings from the Company on page 162 of the 2021 Annual Report under Item 4.B “Business Overview” in “PRC Regulation of Foreign Currency Exchange, Offshore Investment and State-Owned Assets—Regulation on Investment in Foreign-invested Enterprises.” Additionally, please refer to page 58 for the risk factor “You may not receive distributions on our ADSs or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.”

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

In response to the Staff’s Comments, the Company notes that it lists the material certificates and permits required for its business on page 133 of the 2021 Annual Report under the heading “Certificates and Permits” in Item 4. “Information on the Company—Business Overview.” In the 2022 Annual Report, the Company also intends to add an introductory paragraph to that sub-section as follows:

The following sets forth the material certificates and/or permits that we have obtained for our operations in China. We have received all material certificates and permits that are, or may be, required for our operations in China. No material certificate, permission or approval for our operations has been denied by relevant authorities in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our products and business operations in China in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of an issuer with significant operations in China, such as us, to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

In addition, the Company intends to add the following paragraphs to Item 3. “Key Information” on page 7 of the 2021 Annual Report in its 2022 Annual Report:

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

We conduct our business primarily through our subsidiaries and joint ventures in China. Our operations in China are governed by PRC laws and regulations. [As of the date of this annual report], we and our non-consolidated joint venture, Shanghai Hutchison Pharmaceuticals, have obtained the requisite permissions, approvals, licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our joint ventures in China, including, among others, pharmaceutical manufacturing permits, business licenses, drug registration certificates and pharmaceutical distribution permits and no such material permission or approval has been denied. For a detailed discussion on the licenses and permits we and our non-consolidated joint venture are required to obtain as a pharmaceutical company operating in China, see Item 4.B. “Business Overview—Certificates and Permits”, “Business Overview—Regulation—Government Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulation—Coverage and Reimbursement” and “Business Overview—Regulation—Other Healthcare Laws.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional requisite permissions, approvals, licenses, permits and filings for the operation of our business in the future. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—Pharmaceutical companies in China are required to comply with extensive regulations and hold a number of permits and licenses to carry on their business. Our and our joint ventures’ ability to obtain and maintain these regulatory approvals is uncertain, and future government regulation may impose additional burdens on our operations.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, [as of the date of this annual report], we and our non-consolidated joint venture are currently not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the CAC. In addition, we and our non-consolidated joint venture have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. In addition, rules and regulations in China can change quickly with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also “Other Risks and Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.” and “—The PRC government may intervene in our offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response

In response to the Staff’s Comments, the Company intends to add the paragraphs to Item 3. “Key Information” on page 7 of the 2021 Annual Report in its 2022 Annual Report as set forth in response to Comment #5 above.

Risks Relating to Our ADSs, page 52

7. We note your disclosure of your delisting risk due to lack of PCAOB inspection of your auditor under the HFCAA. Please revise to disclose that you have been identified under the HFCAA delisting conclusive list, as issued by the SEC. Please also expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response

The Company respectfully advises the Staff that it will provide appropriate updates in its 2022 Annual Report regarding its status as a Commission-identified Issuer and the risk of delisting and a prohibition of the trading of its securities in the United States. The Company also notes that it has disclosed its identification on the HFCAA delisting list in Exhibit 99.1 “Update on Status under Holding Foreign Companies Accountable Act” attached to its current report on Form 6-K furnished to the SEC on March 11, 2022.

In addition, in response to the Staff’s request for disclosure regarding the “Accelerating Holding Foreign Companies Accountable Act”, please refer to page 53 of its 2021 Annual Report. The relevant language from the 2021 Annual Report has been excerpted below for your reference:

“The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023.…

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.”

The Company also intends to add the following paragraphs to Item 3. “Key Information” on page 7 of the 2021 Annual Report in its 2022 Annual Report, with such updates as appropriate at the time of the filing of the 2022 Annual Report:

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted in December 2020 and may affect our ability to maintain our listing on NASDAQ. Pursuant to the HFCAA, if the SEC determines that we are an issuer, or a covered issuer, that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As stated in its report dated December 16, 2021, the PCAOB has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. We were included on the conclusive list of issuers identified under the HFCAA for the first time in 2022.

As a result, our ADSs may be prohibited from trading or delisted under the HFCAA [in 2024 (or 2023 if proposed changes to the HFCAA are enacted)]. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “—D. Risks Factors—Risks Relating to our ADSs—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The Company further undertakes to make necessary updates to the above-referenced risk factor in its 2022 Annual Report and may also disclose further developments with respect to the HFCAA in current reports on Form 6-K, as appropriate.

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the risk factors in its 2021 Annual Report per the changes set out in Annex A in its 2022 Annual Report and to add the paragraphs to Item 3. “Key Information” on page 7 of the 2021 Annual Report in its 2022 Annual Report as set forth in the response to Comment #5 above.

27. Segment Reporting, page F-44

9. We note your statement that segment operating (loss)/profit is the performance measure used by the CODM. We further note that in addition to presenting segment operating (loss)/profit, you are also presenting net (loss)/ income attributable to the Company for each reportable segment. As previously requested in comment 2 in our letter dated December 31, 2019, please revise your presentation to include the one performance measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28, ASC 280-10-55-9 through 55-10 and your response letter dated January 15, 2020.

Response

In response to the Staff’s Comment, the Company respectfully advises the Staff that it intends to revise its segment reporting disclosure to exclude net (loss)/income attributable to the Company from its segment tabular presentation in future filings.

10. Please revise your presentation of customer concentrations for total revenue to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C for example. This will allow an investor to understand if there are any changes with the major customers between the periods presented. Finally, disclose the segment(s) that generated the revenues.

Response

In response to the Staff’s Comment, the Company respectfully advises the Staff that it intends to revise its segment reporting disclosure on customer concentrations in future filings to state the total amount of revenues from each such customer and the corresponding segment that generated the revenues, similar to the following:

There were three customers which accounted for over 10% of the Group’s revenue for the year ended December 31, 2021: Customer A of US$56,082,000, Customer B of US$49,055,000 and Customer C of US$41,974,000. There were two such customers for the year ended December 31, 2020: Customer C of US$36,500,000 and Customer D of US$25,993,000. There was one such customer for the year ended December 31, 2019: Customer C of US$27,343,000. Customers A and B are included in Oncology/Immunology and Customers C and D are included in Other Ventures.

Form 6-K Filed March 3, 2022

Exhibit 99.1

11. We note your presentation of the liquidity measure, adjusted group (non-GAAP) net cash flows along with the reconciliation from cash, cash equivalents and short-term investments at the end of the year. Please tell us how you determined that cash, cash equivalents and short-term investments at the end of the year is the most directly comparable US GAAP measure rather than net cash used in operating activities. Refer to Rule 100(a) of Regulation G for guidance.

Response

In response to the Staff’s Comment, the Company respectfully advises the Staff that it believes the readers of its financial statements pay significant attention to the cash, cash equivalents and short-term investments at the end of the year when assessing the Company’s liquidity position. As such, the Company believes that reconciling to the change in cash, cash equivalents and short-term investments from the beginning of the year to the end of the year provides the reader the clearest reconciliation to Adjusted Group net cash flows excluding financing activities. However, in light of the Staff’s view that non-GAAP liquidity measures should be balanced with the disclosure of amounts from the statement of cash flows, the Company intends to revise its reconciliation in future filings to start from cash used in operating activities, similar to the following:

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

	Year ended December 31,
	2021	2020
	($’000)
Net cash used in operating activities	(204.2)	(62.1)
Net cash used in investing activities	(306.3)	(125.4)
Effect of exchange rate changes on cash and cash equivalents	2.4	5.5
Exclude: Deposits in short-term investments	1,356.0	732.9
Proceeds from short-term investments	(921.4)	(629.3)
Adjusted Group net cash flows excluding financing activities	(73.5)	(78.4)

*      *      *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me by phone at (852) 2121-3809 or by facsimile at (852) 2128-8281, or you may contact our outside legal counsel, Paul W. Boltz, Gibson, Dunn & Crutcher, at (852) 2214-3723.

Very truly yours,

/s/ Johnny Cheng
Johnny Cheng Chief Financial Officer (Principal Financial Officer)

cc:	Weiguo Su, Chief Executive Officer Charles Nixon, General Counsel Vincent Cheuk, PricewaterhouseCoopers Zhong Tian LLP Paul W. Boltz, Gibson, Dunn & Crutcher

Annex A

To be amended on pages 38-40 of the 2021 Annual Report under Item 3. “Key Information—3.D. Risk Factors—Other Risks and Risks Relating to Doing Business in China” in the 2022 Annual Report:

We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.

We routinely receive, collect, generate, store, process, transmit and maintain medical data, treatment records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information. As such, we are subject to the relevant local, state, national and international data protection and privacy laws, directives regulations, and standards that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the various jurisdictions in which we operate and conduct our clinical trials. We are also subject to contractual obligations regarding the processing of personal data. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil and criminal enforcement action, fines, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. We have established procedures to protect the confidentiality of medical records and personal data of subjects enrolled in our clinical trials. Access to clinical trial data has been strictly limited to authorized personnel only according to the relevant rules and regulations. External parties involved in clinical trials are also required to comply with all relevant data protection and confidentiality requirements. Data are to be used only for the intended use, as agreed by the patients and consistent with the patients’ informed consent form. While we have adopted security policies and measures to protect our proprietary data and patients’ privacy, personal patient information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, principal investigators, hospitals, CROs and other third-party contractor and consultants for our clinical trials and operations. Any leakage or abuse of patient data by our third-party partners may be perceived by the patients as a result of our failure. Furthermore, any change in applicable laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes. For instance, we may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information or other patient data, could cause our customers to lose trust in us and could expose us to regulatory action and legal claims.

There are numerous U.S. federal and state laws and regulations relating to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”), require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information, and create breach reporting obligations in cases of certain unauthorized uses or disclosures. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretations. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, and whenever possible contractually require third-party partners to do the same, our information technology and infrastructure and those of our third-party partners may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise those networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information relating to our information technology and infrastructure or that of our third-party partners may subject us to liability including legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as HIPAA, the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, and regulatory penalties. If we or a third-party partner suffers a breach, we may need to send breach notifications to affected individuals and, if 500 or more individuals were affected, also notify the Secretary of the Department of Health and Human Services. Breach notifications may separately be required under applicable state breach notification laws, which may include notifications to affected individuals, and for extensive breaches, to the media, credit reporting agencies, and/or State Attorneys General. Such notices could harm our reputation and our ability to compete and could potentially attract enforcement scrutiny from governmental authorities.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. The PRC Personal Information Protection Law, which took effect from November 2021, provides the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The PRC Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provides that critical information infrastructure operators that purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review. The Measures for Cybersecurity Review further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred out of the country, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing. The Measures for Cybersecurity Review further stipulates that online platform operators holding personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. [As of the date of this annual report], (i) we do not hold personal information of over one million users; (ii) no detailed rules or implementation rules of the Measures for Cybersecurity Review have been issued by any PRC authority; and (iii) we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to the cybersecurity review. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. Drafts of some of these measures concerning data protection and cybersecurity have now been published, including the Data Security Management Measures (Draft for Comments) published in May 2019, the Measures on Security Assessment for Individual Information Cross-border Transfer (Draft for Comments) in June 2019, and the Measures on Security Assessment of Cross-border Data Transfer (Draft for Comments) in October 2021, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, on November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects,

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulations of the PRC on the Administration of Human Genetic Resources, or HGR Regulations, which became effective and implemented on July 1, 2019, stipulates that use of Chinese human genetic resources, or HGR, for the purposes of carrying out collaborative international scientific research shall be approved by the administrative department of science and technology under the State Council, with which the two parties shall file the type, quantity and usage of the human genetic resources, to be used before clinical trials. However, no approval is required for “international collaboration in clinical trials” that do not involve the export of HGR materials; the two parties to the international collaboration shall file the type, quantity and usage of the HGR to be used with the administrative department of science and technology under the State Council before clinical trials. The PRC Biosecurity Law, which took effect on April 15, 2021, stipulates that foreign organizations and individuals, as well as institutions they establish or are the actual controllers of, must not collect or preserve HGR within the territory of China and must not provide China’s HGR to overseas. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data and administrative fines, penalties and negative publicity.

Our clinical trial programs may implicate European data privacy laws, including the General Data Protection Regulation, or the GDPR, and local laws further implementing or supplementing the GDPR. The GDPR implements more stringent operational requirements for processors and controllers of personal data including requirements for such companies to be able to ensure and be able to demonstrate compliance with the GDPR. If our or our third-party partners’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement, non-compliance can lead to compensation claims by affected individuals, negative publicity and a potential loss of business. We are also subject to European laws on personal data export, as we may transfer personal data from the E.U. (or U.K.) to other jurisdictions which are not considered by the European Commission to offer “adequate” protection of personal data (such as Hong Kong or the United States). Following the Schrems II decision of the European Court of Justice in 2020, there has been intensified focus on exports of personal data which do not meet the high standards of protection expected by the E.U. Certain supervisory authorities in the E.U. have now begun to take enforcement action in this area, ordering restrictions on certain transfers of personal data to third countries such as the United States. These changes could require us to make operational changes and could increase costs and may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

We believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with applicable data privacy, data protection and cybersecurity laws. We cannot guarantee the effectiveness of the measures undertaken by us and business partners, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. We cannot assure you we can adapt our operations to it in a timely manner. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments and negative publicity. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and reputational damage. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

To be amended on page 43 of the 2021 Annual Report under Item 3. “Key Information—3.D. Risk Factors—Other Risks and Risks Relating to Doing Business in China” in the 2022 Annual Report:

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

A substantial portion of our business operations and those of our joint ventures are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China to a significant degree. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies. See also “The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.”

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us or our joint ventures. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our joint ventures. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently materially and adversely affect the Group’s business, results of operations and financial condition, and cause the value of our securities to significantly decline or become worthless.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. ~~Uncertainties with respect to the PRC legal system and~~ Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.

We conduct a substantial portion of our business through our subsidiaries and joint ventures in China. PRC laws and regulations govern our and their operations in China.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our business may be subject to PRC government and regulatory interference or influence at any time as the government deems appropriate to further regulatory, political and societal goals, which could result in a material change in our operations or the value of our securities. For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Chuxing, the mobile transportation platform operated by Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. See also “The PRC government may intervene in our offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.”

Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For instance, recent regulatory reform in the China pharmaceutical industry will limit the number of distributors allowed between a manufacturer and each hospital to one, which may limit the rate of sales growth of Hutchison Sinopharm in future periods. ~~Our subsidiaries and joint ventures are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our or their economic activities in China. In particular,~~ Some laws, particularly with respect to drug price reimbursement, are relatively new, and because of the limited volume of published judicial decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations are uncertain. ~~Furthermore, recent regulatory reform in the China pharmaceutical industry will limit the number of distributors allowed between a manufacturer and each hospital to one, which may limit the rate of sales growth of Hutchison Sinopharm in future periods.~~ In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our, our collaboration partners’ or our joint ventures’ violation of these policies and rules until sometime after the violation. The imposition of new regulations or interpretations of existing regulations can occur quickly with little advance notice. We may incur penalties for any failure to comply with PRC laws and regulations. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

For further information regarding government regulation in China and other jurisdictions, see Item 4.B. “Business Overview—Regulation—Government Regulation of Pharmaceutical Product Development and Approval—PRC Regulation of Pharmaceutical Product Development and Approval,” “Business Overview—Regulation—Coverage and Reimbursement—PRC Coverage and Reimbursement” and “Business Overview—Regulation—Other Healthcare Laws—Other PRC Healthcare Laws.”

The PRC government may intervene in our offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares and ADSs could decline in value or become worthless.

It remains uncertain when and whether we will be required to obtain any permissions or approvals to list on exchanges outside of China or offer securities to foreign investors. The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022, which is designed to comprehensively improve and reform the existing regulatory regime for overseas offerings and listings conducted by PRC companies both directly or indirectly through an overseas holding company by adopting a filing-based regulatory regime. If enacted in its current form, the Draft Overseas Listing Regulations would require, among others, that PRC domestic companies seeking to offer and list securities in overseas markets, either in direct or indirect means, must file the required documents with the CSRC within three working days after their application for an overseas listing is submitted. [As of the date of this annual report,] the final version of the Draft Overseas Listing Regulations has not been released and the effective date of such regulations are subject to change and substantial uncertainty. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Overseas Listing Regulations do not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant an adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. There remain uncertainties as to whether such measures are applicable to our business. See also “We are subject to stringent privacy and cybersecurity laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.”

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such permissions or approvals in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which may result in fines and penalties, restrictions on our operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure or perceived failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

We may pursue potential strategic acquisitions that are complementary to our business and operations. In doing so, we will be subject to a variety of PRC anti-monopoly laws. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in 2008 and amended in 2018, is triggered. PRC national security review rules, which became effective in September 2011, require a strict review of (a) mergers and acquisitions by foreign investors that raise “national defense and security” concerns and (b) mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. The rules also prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and SAMR. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods.

Complying with the requirements of these regulations when pursuing acquisitive transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Due to the enhanced enforcement of the Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and rigid investigations or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law, which was published in October 2021 in draft form for public comment. If it is enacted as proposed, it will impose a higher regulatory requirement to complete an acquisitive transaction. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations. See also “Risks Relating to Sales of Our Internally Developed Drugs and Other Drugs—We may engage in strategic transactions, including acquisitions, investments, joint ventures or divestitures that may have an adverse effect on our business. If we engage in a strategic transaction, there is no assurance that the transaction will be consummated.”

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